Exhibit 4.1

THE JONES FINANCIAL COMPANIES, L.L.L.P.

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The units of Class A Limited Partner Interests (the “Interests”) in The Jones Financial Companies, L.L.L.P., a Missouri limited liability limited partnership (“JFC”), are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. References herein to the “Partnership” refer to JFC or JFC and its consolidated subsidiaries, as the context requires.

The rights and obligations of Class A Limited Partners in the Partnership are governed by the Twenty-Third Amended and Restated Agreement of Registered Limited Liability Limited Partnership dated as of November 5, 2025, as amended from time to time (the “Partnership Agreement”). Effective as of the execution of the Partnership Agreement, the Partnership reclassified each “Limited Partner” in the books and records of the Partnership, and their respective limited partner interests in the Partnership existing prior to the date of the Partnership Agreement as “Class A Limited Partners” and “Class A Limited Partner Interests.” The following information describes the Interests, as well as selected provisions of the Partnership Agreement. This description is only a summary. The statements set forth herein do not purport to be complete and are qualified in their entirety by express reference to the Partnership Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Partnership Agreement.

Non-Assignability of Interests

No Class A Limited Partner may sell, pledge, exchange, transfer or assign their Interest(s) to any Person without the express written consent of the Managing Partner. The death or withdrawal of a Class A Limited Partner will terminate (as of such date) all his or her Interests, and neither the estate of a deceased Class A Limited Partner nor any other third party will become or have any rights as a Class A Limited Partner. No Class A Limited Partner will have the power to grant the right to become a substituted Class A Limited Partner to any assignee.

Lack of Voting Rights

None of the Class A Limited Partners in their capacities as Class A Limited Partners may vote or otherwise participate in the management of the business of the Partnership. Class A Limited Partners in their capacities as Class A Limited Partners have no right to vote in selecting the Managing Partner.

Dilution

The Managing Partner is authorized, without the approval of (and without prior notice to) the Class A Limited Partners, to admit to the Partnership additional Partners, and the Class A Limited Partners are afforded no pre-emptive rights. To the extent the Partnership incurs additional expense in servicing the 7½% Payment (as defined below) for any additional Interests issued in future periods, the holders of outstanding Interests may suffer a decreased return on their investment because the amount of the Partnership’s accumulated profits in which they participate may be reduced as a consequence. Also, any additional Capital Contribution, including retention of

General Partner allocation of Net Income, by General Partners in future periods may reduce the percentage of participation in Net Income by Class A Limited Partners.

7½% Payments to Class A Limited Partners

Each of the Class A Limited Partners has the right to be paid a 7½% payment per annum on the amount of their Capital Contribution (the “7½% Payment”), which is charged as an expense to the Partnership. This sum will be payable whether or not the Partnership earns any accumulated profits during any given period. However, no reserve fund has been set aside to enable the Partnership to make such payments, and therefore each Class A Limited Partner is dependent on the Partnership’s ability to maintain sufficient working capital to service this annual 7½% Payment, of which there is no assurance. Note that the Partnership Agreement refers to the 7½% Payment generally as a “guaranteed payment.” The Partnership will treat the 7½% Payment as a “guaranteed payment” for U.S. federal income tax purposes, and the references to the payment in the Partnership Agreement generally follow the tax nomenclature used for the payment. Although the 7½% Payment is treated as a guaranteed payment for U.S. income tax purposes, the 7½% Payment is not in fact guaranteed by the Partnership in the traditional sense of the word, and no reserve fund has been set aside to enable the Partnership to make such payment. The 7 ½% Payment does take priority over all other distributions to the Partners. In addition to the 7½% Payment, each of the Class A Limited Partners annually receive a percentage of the remaining Net Income of the Partnership, if any, as described below under the heading “Allocation of Net Income or Net Loss and Cash Distributions.”

Allocation of Net Income or Net Loss and Cash Distributions

Allocation of Net Income. Net Income for each Fiscal Year (except for Net Income generated in any transaction in connection with the Partnership’s dissolution and liquidation) will be allocated on a monthly basis first to each Class A Limited Partner in an amount equal to the product of Net Income times a percentage, which will equal the product of the following three factors: (a) one-fourth of one percent (0.0025) multiplied by (b) the quotient of $1,900,000 divided by the sum of Normalized GP Capital multiplied by (c) the quotient of the total Capital Contribution of the respective Class A Limited Partner divided by $25,000. The remaining Net Income is then allocated among the Partners other than the Class A Limited Partners in accordance with the terms of the Partnership Agreement.

The percentage of participation for Partners will be calculated at the beginning of each Fiscal Year and used in allocating Net Income earned during the Fiscal Year. This calculation shall be adjusted during the applicable period for any increases or decreases of Capital Contributions that occurs during such period as determined by the Managing Partner. For purposes of the calculation, Capital Contributions excludes undistributed Net Income (other than undistributed Net Income previously reserved from General Partner distributions). Any monthly Net Income allocation may be adjusted to the extent that the Partnership incurs a Net Loss in any Fiscal Month during the Fiscal Year.

Allocation of Net Loss. In any year in which there is a Net Loss and the Partnership is not dissolved and liquidated, such Net Loss will be allocated to the Subordinated Limited Partners and the General Partners in accordance with the Partnership Agreement.

Current Distributions. Subject to the limitations on distributions in the Partnership Agreement, for each Fiscal Year, the Partnership will distribute its cash (other than the proceeds of liquidation), from time to time, but in no event later than 180 days after the end of such Fiscal Year, first to each Class A Limited Partner in a total amount equal to the amount of Net Income allocated to the Class A Limited Partner for such Fiscal Year, and thereafter to the Partners other than the Class A Limited Partners in accordance with the terms of the Partnership Agreement.

Distributions Upon Dissolution. Upon the Partnership’s dissolution, the proceeds of liquidation will be applied and distributed in the following order of priority:

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To the payment of the Partnership’s debts and liabilities, including any expenses of liquidation, but expressly excluding (a) all Capital Contributions of all General Partners, Class A Limited Partners, Class B Limited Partners and Subordinated Limited Partners and (b) accrued but unpaid 7½% Payments.
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To the payment of any accrued but unpaid 7½% Payments.
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To the payment of any accrued but unpaid amounts due as described above under the subheading “Current Distributions.”
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To the repayment of the Capital Contributions of the Class A Limited Partners and the Class B Limited Partners.
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To the repayment of the Capital Contributions of the Subordinated Limited Partners.
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To the repayment of the General Partners’ Adjusted Capital Contribution.
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The balance to the General Partners in proportion to their respective General Partner Percentages.

Distribution of Frozen Appreciation Amount. In the event any tract of real estate shown on the Partnership’s books and records at the time of its organization in 1987 or those of Edward D. Jones & Co., L.P. (“Edward Jones”) or EDJ Leasing Co., L.P. is sold, then there will be distributed from the net proceeds of such sale (prior to making any distributions described above under the subheadings “Current Distributions” or “Distributions Upon Dissolution”) to each General Partner an amount equal to his or her Frozen Appreciation Amount, with respect to such tract of real estate.

Sale of Assets to Third Party. In the event the Partnership sells or otherwise dispose of, at one time, all, or substantially all, of the Partnership’s assets (a “Sale”), to any one Person or to any one Person and its Affiliates and the Partnership is subsequently liquidated within 180 days, then prior to making any payments to the General Partners pursuant to the seventh bullet described above under the subheading “Distributions Upon Dissolution,” the Partnership will distribute first to the Partnership’s Class A Limited Partners and Class B Limited Partners, in the aggregate, a percentage of the Premium equal to the same percentage of the Partnership’s Net Income which the Class A Limited Partners and the Class B Limited Partners, in the aggregate, receive from the Partnership for the then current Fiscal Year as described above under the subheading “Current Distributions”, apportioned between the Class A Limited Partners and Class B Limited Partners according to each classes’ relative share of Net Income, and thereafter to the Subordinated Limited Partners and General Partners in accordance with the terms of the Partnership Agreement.

Neither the Partnership, the Managing Partner, nor any of the General Partners will have any obligation to cause a Sale to occur.

Other Sales or Dispositions to Third Party. In the event the Partnership or any of its significant subsidiaries, in a transaction (dealing with all or substantially all of the Partnership’s business or such significant subsidiary) not described above under the subheading “Sale of Assets to Third Party” (but similar in scope and nature to such a transaction), sells assets, merges or conducts a public offering, the General Partners intend, as a matter of policy of the Partnership, the Class A Limited Partners, the Class B Limited Partners, and the Subordinated Limited Partners to share in a portion of such “profit” or “premium” in a fair, just and equitable manner in such amount, if any, as determined in the sole and absolute discretion of the Managing Partner at the time of such transaction. No Class A Limited Partner, Class B Limited Partner or Subordinated Limited Partner will have any right to bring any cause of action against the Partnership or its General Partners by reason of such provision.

Distributions Based on Capital Accounts. In order to satisfy requirements of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (the “Regulations”) governing allocations of the Partnership’s income, gain, loss and deduction for U.S. income tax purposes, the Partnership will establish and maintain a Capital Account for each Class A Limited Partner in accordance with the Code and Regulations. Further, in connection with the liquidation and dissolution of the Partnership, if the aggregate amounts distributable to a Class A Limited Partner under the foregoing “Distributions Upon Dissolution,” “Sales of Assets to Third Party,” and “Other Sales or Dispositions to Third Party” subheadings differ from the balance of the Class A Limited Partner’s Capital Account, the Partnership would be required to distribute to the Class A Limited Partner the balance of the Class A Limited Partner’s Capital Account. The Partnership intends and expects that, after giving effect to the allocations described under “Allocations for Tax Purposes”, each Class A Limited Partner’s Capital Account will equal the amount distributable under the foregoing “Distributions Upon Dissolution,” “Sales of Assets to Third Party,” and “Other Sales or Dispositions to Third Party” subheadings, and that the Class A Limited Partner will be distributed such amounts.

Allocation for Tax Purposes

Under the Partnership Agreement, for U.S. income tax purposes, the Partnership’s income, gain, loss and deduction generally is required to be allocated among the Partners using what is commonly referred to as a “target allocation” methodology designed to align Capital Accounts with the Partners’ intended distribution entitlements upon the liquidation and dissolution of the Partnership. More specifically, for each taxable year or other period, such items generally will be allocated among the Partners in a manner intended to cause each Partner’s Capital Account at the end of such taxable year or other period to equal the amount that would be distributed to the Partner if the Partnership were liquidated and dissolved, its liabilities satisfied in accordance with their terms (but limited in the case of each nonrecourse liability of the Partnership to the book value of the asset(s) securing such liability), and the proceeds were distributed as provided under the foregoing “Distributions Upon Dissolution,” “Sales of Assets to Third Party,” “Other Sales or Dispositions to Third Party,” and, for General Partners, “Distribution of Frozen Appreciation Amount” subheadings. For such purpose, amounts distributable to a Partner under the “Sales of Assets to Third Party,” and “Other Sales or Dispositions to Third Party” subheadings are taken into account only to the extent those provisions are applicable for the relevant year or period.

In connection with the liquidation and dissolution of the Partnership, the Partnership therefore intends and expects that each Class A Limited Partner’s Capital Account, after giving effect to the allocations of the Partnership’s income, gain, loss and deduction, will equal the aggregate amount distributable to the Class A Limited Partner under the foregoing “Distributions Upon Dissolution,” “Sales of Assets to Third Party,” and “Other Sales or Dispositions to Third Party” subheadings. The Managing Partner may modify the manner in which such allocations are made among the Partners if the Managing Partner determines that the modification is necessary or appropriate to, among other reasons, comply with the Code or the Regulations or give effect to the respective economic rights and obligations of the Partners under the Partnership Agreement.

Partnership Capital; Liability of Class A Limited Partners; Liquidation

Except as otherwise described in the Partnership Agreement, or as otherwise determined by the Managing Partner, no Class A Limited Partner will be paid interest on any Capital Contribution to the Partnership. Except as otherwise provided in the Partnership Agreement, prior to the Partnership’s dissolution, no Class A Limited Partner will have the right to demand the return of their Capital Contribution. No Class A Limited Partner will have the right to demand and receive property other than cash in return for their Capital Contribution. The General Partners will have no personal liability for the repayment of the Capital Contribution of any Class A Limited Partner.

Except as otherwise provided in the Partnership Agreement, a Class A Limited Partner in their capacity as a Class A Limited Partner will only be liable to make the payment of their Capital Contribution. Except as otherwise provided in the Partnership Agreement or as provided in the Missouri Revised Uniform Limited Partnership Act, no Class A Limited Partner in their capacity as a Class A Limited Partner will be liable for any of the Partnership’s obligations. The contributions of the Class A Limited Partners are subordinate to all existing and future claims of the general creditors of the Partnership.

Upon a partial or total liquidation of the Partnership, the Capital Contributions of the General Partners would be used first to satisfy the claims of general creditors in the event the Partnership assets were insufficient to satisfy such claims. Except as otherwise provided in the Partnership Agreement, the liability of the Class A Limited Partners in their capacities as Class A Limited Partners for the Partnership’s obligations is limited to the extent of their Capital Contributions, and their individual assets would not be subject to the unsatisfied claims of the general creditors. The Partnership, in its discretion, may in the future issue securities which are senior in right of repayment to the claims of the Class A Limited Partners. If the Partnership suffers losses in any year but liquidation procedures described above are not undertaken and the Partnership is continued, the amounts of such losses are absorbed in the Capital Accounts of the Partners as described above, and each Class A Limited Partner in any event remains entitled to receive the 7½% Payment on their Capital Contribution. However, as there would be no net profits in such a year, Class A Limited Partners would not receive any sums representing participation in the Partnership’s Net Income.

Termination and Withdrawal of Class A Partners; Return of Capital

Any Class A Limited Partner will have the right to voluntarily withdraw from the Partnership. The Managing Partner or General Partners by a General Partner Majority Vote may cause the withdrawal of any Class A Limited Partner from the Partnership (a “Mandatory Withdrawal”).

Factors relevant to a Mandatory Withdrawal decision include whether the Class A Limited Partner engaged in conduct:

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giving rise to a Suspension Event (as defined below);
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that may negatively impact the Partnership, including directly competing with the Partnership’s business or for its employees or clients, or disparaging the Partnership, its current or former Partners, or employees; and
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that negatively impacts the Partnership’s business or business strategy.

In the event of any withdrawal by a Class A Limited Partner from the Partnership, the Partnership will return their Capital Contribution in three equal installments. The first installment is to be paid no earlier than 90 days from the date on which the Class A Limited Partner’s Voluntary Withdrawal Notice is received by the Managing Partner or a Mandatory Notice of Withdrawal is received by the Class A Limited Partner. The balance of the Capital Contribution will be paid in two equal installments on the first and second anniversaries of the first installment payment. In addition, such Class A Limited Partner will receive their pro rata share of any cash distributions to which such Class A Limited Partner was entitled. Until the Class A Limited Partner’s Capital Contribution is returned, the unreturned portion continues to be subject to the Partnership Agreement, and such Person shall continue to receive 7 ½% Payments. The Managing Partner, in their sole discretion, may cause the Partnership to accelerate the return of a Class A Limited Partner’s Capital Contribution or the payment of any or all installments.

The Capital Contributions of Class A Limited Partners may be used, in part, by JFC as part of its capital contribution to Edward Jones, which is regulated by the U.S. Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”), and other governmental and regulatory agencies. Accordingly, in order for the Partnership to return to any Class A Limited Partner all or a portion of his or her Capital Contribution, JFC may have to obtain such funds from Edward Jones. Therefore, notwithstanding any other provision contained in the Partnership Agreement to the contrary, without the written consent of the Managing Partner, no Class A Limited Partner may have returned to them such Class A Limited Partner’s Capital Contribution, if after giving effect to such return of capital, JFC or any of its Affiliates (including Edward Jones) would, if such payment had been made directly by Edward Jones, be in violation of:

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any rule of FINRA;
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any rule issued under the Securities Exchange Act;
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any agreement (cash subordination or otherwise) which has been entered into by JFC or any of its Affiliates (including Edward Jones);
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any agreement (including any loan agreement, cash subordination agreement or otherwise) which has been entered into by JFC or any of its Affiliates (including Edward Jones); or
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any other law, rule or regulation to which JFC or any of its Affiliates (including Edward Jones) is subject.

In the event there is returned to any Class A Limited Partner all or any portion of his or her Capital Contribution and because of such return JFC or any of its Affiliates (including Edward

Jones) violated any of the above rules, agreements or regulations, then such Class A Limited Partner will be required, whether or not such Class A Limited Partner had any knowledge or notice of such facts at the time of such return, to repay the Partnership, its successors or assigns, the sum so returned to such Class A Limited Partner, which the Partnership will hold under the terms of the Partnership Agreement, as if such return had never been made; provided, however, that any suit for the recovery of any such return must be commenced within two years of the date of such return.

All allocations, distributions, or other payments to a withdrawing Class A Limited Partner are conditioned on the Class A Limited Partner not engaging in any conduct that gives rise to any Suspension Event prior to the actual payment or distribution of such amounts. If the Managing Partner determines that a Class A Limited Partner has engaged in conduct that gives rise to a Suspension Event, the Managing Partner may defer or hold back all payments otherwise due until making a determination that there are no unresolved claims, demands, actions, suits, investigations or proceedings against the Class A Limited Partner or until an earlier date set by the Managing Partner (i.e., the Deferral Period). Except as otherwise determined by the Managing Partner, throughout the Deferral Period, such withdrawing Class A Limited Partner will cease for all purposes to earn, accrue or have any rights as a Class A Limited Partner to any further allocations, distributions or other payments to Class A Limited Partners under the Partnership Agreement. The Partnership may elect to retain, apply as an offset to, or otherwise pay any unreturned portion of the withdrawing Partner’s Requested Withdrawal Amount or Mandatory Withdrawal Amount or any other amount that would otherwise have been payable to the withdrawing Class A Limited Partner toward (i) the satisfaction of any loan financing the purchase of the withdrawing Class A Limited Partner’s applicable Interests, or (ii) the satisfaction of any losses, claims, damages, liabilities, costs, expenses (including reasonable legal and experts’ fees, costs and expenses), judgments, awards, fines, settlements or other amounts arising from any and all claims, demands, actions, suits, investigations or proceedings by the Partnership or its Affiliates (whether on their own behalf or on behalf of a client or regulatory body) against such withdrawing Class A Limited Partner. Any remaining unreturned amounts that have been deferred during the Deferral Period and not retained, applied as an offset to, or paid in connection with such claims, demands, actions, suits, investigations or proceedings shall be paid, without interest or additional earnings, to the withdrawing Class A Limited Partner within 30 days following the end of the Deferral Period. The Managing Partner may waive any of these provisions with the approval of the Enterprise Leadership Team.

Death of Class A Limited Partners

In the event of the death of any Class A Limited Partner, the Capital Contribution of such deceased Class A Limited Partner will be returned to their estate within six months after the date of death of such Class A Limited Partner. In addition, such Class A Limited Partner’s estate will receive the Class A Limited Partner’s pro rata share of any cash distributions to which such deceased Class A Limited Partner was entitled.

Term and Dissolution

The Partnership will dissolve on December 31, 2199, or prior thereto upon the happening of any of the following events:

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the sale of all of its assets;

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an event of withdrawal of a General Partner if no General Partner remains; or
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the dissolution of the Partnership by a General Partner Majority Vote.

Books, Records and Reports; Appointment of Attorneys-in-Fact; Amendment

The Partnership’s books and records will at all times be maintained at the Partnership's principal offices and will be open for examination and inspection by the Partners or by their duly authorized representatives during reasonable business hours. The Partnership will have financial statements prepared, and copies of such statements will be made available to the Partners.

Each Partner, by the execution of the Partnership Agreement, irrevocably constitutes and appoints the Managing Partner, their true and lawful attorney-in-fact with full power and authority to, among other things, execute such documents as may be necessary or appropriate to carry out the provisions and intent and purpose of the Partnership Agreement.

The Partnership Agreement may be amended without the consent or approval of (and without prior notice to) any Partner by the Managing Partner upon the affirmative vote of a majority of the Enterprise Leadership Team, or by a General Partner Majority Vote. In particular, but without limiting the foregoing, the Partners’ right to the Net Income or the proceeds of liquidation of the Partnership or in any other allocation or distribution to be received by them from the Partnership pursuant to the Partnership Agreement may be reduced or increased or otherwise modified or amended without the consent or approval of (and without prior notice to) any Partner.